UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A
(Amendment No. 5)

(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
51Talk Online Education Group
(Name of Issuer)
American depositary shares, each representing sixty (60) Class A ordinary shares, par value $0.0001 per share
(Title of Class of Securities)
16954L204
(CUSIP Number)
December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

CUSIP No. 16954L204

1	NAME OF REPORTING PERSONS Silverhorn Investment Advisors Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,456,260*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,456,260*
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,456,260*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.63%**
12	TYPE OF REPORTING PERSON* IA, CO

*	The 1,456,260 Class A ordinary shares is based on the 24,271 ADSs beneficially owned by the Reporting Persons.
**
See ITEM 4 for further information.  Per Securities and Exchange Commission guidance, the Reporting Persons treat the ADS representing 60 Class A ordinary shares, par value $0.0001 per share as one class of securities.  The percentage is based upon 229,974,799 Class
 A ordinary shares of 51Talk Online Education Group (the “Issuer”) outstanding as of December 31, 2021, as reported in the Annual Report filed by the Issuer with the Securities and Exchange Commission on May 2, 2022.

CUSIP No. 16954L204

1	NAME OF REPORTING PERSONS Silverhorn SPC Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,456,260*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,456,260*
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,456,260*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.63%**
12	TYPE OF REPORTING PERSON* OO

*	The 1,456,260 Class A ordinary shares is based on the 24,271 ADSs beneficially owned by the Reporting Persons.
**
See ITEM 4 for further information.  Per Securities and Exchange Commission guidance, the Reporting Persons treat the ADS representing 60 Class A ordinary shares, par value $0.0001 per share as one class of securities.  The percentage is based upon 229,974,799 Class
 A ordinary shares of 51Talk Online Education Group (the “Issuer”) outstanding as of December 31, 2021, as reported in the Annual Report filed by the Issuer with the Securities and Exchange Commission on May 2, 2022.

CUSIP No. 16954L204

1	NAME OF REPORTING PERSONS Reto Merazzi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Swiss Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,456,260*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,456,260*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,456,260*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.63%**
12	TYPE OF REPORTING PERSON* IN, HC

*	The 1,456,260 Class A ordinary shares is based on the 24,271 ADSs beneficially owned by the Reporting Persons.
**
See ITEM 4 for further information.  Per Securities and Exchange Commission guidance, the Reporting Persons treat the ADS representing 60 Class A ordinary shares, par value $0.0001 per share as one class of securities.  The percentage is based upon 229,974,799 Class
 A ordinary shares of 51Talk Online Education Group (the “Issuer”) outstanding as of December 31, 2021, as reported in the Annual Report filed by the Issuer with the Securities and Exchange Commission on May 2, 2022.

CUSIP No. 16954L204

1	NAME OF REPORTING PERSONS Michael Raza Imam
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Swiss Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,456,260*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,456,260*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,456,260*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.63%**
12	TYPE OF REPORTING PERSON* IN, HC

*	The 1,456,260 Class A ordinary shares is based on the 24,271 ADSs beneficially owned by the Reporting Persons.
**
See ITEM 4 for further information.  Per Securities and Exchange Commission guidance, the Reporting Persons treat the ADSs representing 60 Class A ordinary shares, par value $0.0001 per share as one class of securities.  The percentage is based upon 229,974,799 Class
 A ordinary shares of 51Talk Online Education Group (the “Issuer”) outstanding as of December 31, 2021, as reported in the Annual Report filed by the Issuer with the Securities and Exchange Commission on May 2, 2022.

AMENDMENT NO. 5 TO SCHEDULE 13G

This Amendment No. 5 to the Schedule 13G (this “Amendment No. 4”) is being filed to update the information set forth in the initial Schedule 13G filed with the Securities and Exchange Commission (the “SEC”) on July 29, 2019, as amended by Amendment No. 1 filed with the SEC on January 13, 2020, Amendment No. 2 filed with the SEC on February 2, 2021, Amendment No. 3 filed with the SEC on April 28, 2021 and Amendment No. 4 filed with the SEC on February 11, 2022 (the “Schedule 13G”).  This Amendment No. 5 is filed on behalf of Silverhorn Investment Advisors Limited, Silverhorn SPC Ltd., Mr. Reto Merazzi, and Mr. Michael Raza Imam to report their beneficial ownership of American depository shares (“ADS”), each representing 60 Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”) of 51Talk Online Education Group (the “Issuer”).  The Schedule 13G is hereby amended and restated to read as follows:
Item 1(a)	Name of Issuer.
51Talk Online Education Group, f/k/a China Online Education Group (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices.

24 Raffles Place #17-04 Clifford Center
Singapore 048621

Item 2(a)	Name of Person Filing.
Silverhorn Investment Advisors Limited, a company incorporated with limited liability in Hong Kong (“Silverhorn Advisors”), Silverhorn SPC Ltd, a British Virgin Islands open-ended investment company registered as a segregated portfolio company (“Silverhorn SPC”), Reto Merazzi and Michael Raza Imam (together with Silverhorn Advisors, Silverhorn SPC and Mr. Merazzi, the “Reporting Persons”).

Item 2(b)	Address of Principal Business Office, or, if none, Residence.
The address of the Reporting Persons is:
18/F, 100QRC
100 Queen’s Road Central, Hong Kong

Item 2(c)	Citizenship or Place of Organization.

Silverhorn Advisors is a company incorporated with limited liability in Hong Kong.  Silverhorn SPC is a British Virgin Islands open-ended investment company registered as a segregated portfolio company.  Mr. Merazzi is a citizen of Switzerland.  Michael Raza Imam is a citizen of Switzerland.

Item 2(d)	Title of Class of Securities.
American depositary shares (“ADS”), each representing 60 Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”).

Item 2(e)	CUSIP Number.
16954L204

Item 3	Reporting Person.
For Silverhorn Advisors, Mr. Merazzi and Mr. Imam.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

	(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☒	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____.

Item 4	Ownership.

(a)	As of December 31, 2022, each of the Reporting Persons are the beneficial owners of 24,271 ADS representing 1,456,260 Class A Ordinary Shares.

(b)
As of December 31, 2022, each of the Reporting Persons are the beneficial owners of 0.63% of the outstanding Class A Ordinary Shares. This percentage is determined by dividing 1,456,260 Class A Ordinary Shares by 229,974,799, the number of Class A Ordinary Shares outstanding as of December 31, 2021, as reported in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 2, 2022.

(c)
Each of Silverhorn SPC and Silverhorn Advisors, as the investment manager of Silverhorn SPC, have sole power to direct the voting and disposition of the ADS held by Silverhorn SPC reported in Item 4(a). As the directors of Silverhorn SPC and Silverhorn Advisors, Messrs. Merazzi and Imam have shared power to direct the voting and disposition of the ADS held by Silverhorn SPC reported in Item 4(a).

Item 5	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.
Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Inapplicable.

Item 8	Identification and Classification of Members of the Group.
Inapplicable.

Item 9	Notice of Dissolution of Group.
Inapplicable.

Item 10	Certification.
For Silverhorn Advisors and Messrs. Merazzi and Imam:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to investment advisors is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Securities and Exchange Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.
For Silverhorn SPC:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 13, 2023

Silverhorn Investment Advisors Limited

By:	/s/ Michael Raza Imam
Michael Raza Imam, Director

Silverhorn SPC Ltd

By:	/s/ Michael Raza Imam
Michael Raza Imam, Director

/s/ Reto Merazzi
Reto Merazzi

/s/ Michael Raza Imam
Michael Raza Imam